EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

MCC, INC.
a Pennsylvania corporation,
dba
Metallic CeramicCoatings,

nCoat, Inc.
a Delaware corporation,

and

The Stockholders of
MCC, INC.

June 19, 2007

Exhibits

Exhibit A	Stockholders and Holdings
Exhibit B	Form of Escrow Agreement
Exhibit C	Noncompetition Agreement
Exhibit D	Consulting Agreement

Schedules
Disclosure Schedule

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this "Agreement"), is made as of June 19, 2007, by and among MCC, Inc., a Pennsylvania corporation (the "Company"), nCoat, Inc., a Delaware OTCBB publicly traded corporation, its successors or assigns ("Buyer"), and the Persons listed on the Exhibit A hereto (collectively referred to herein as the "Stockholders" and individually as a "Stockholder").  Except as otherwise indicated herein, capitalized terms used herein are defined in Article XI.  The Company is a party to this Agreement solely for purposes of Article III, Sections 5.2, 5.3, 5.4, 5.5, 5.6, 5.8, 5.10, 5.12, 5.13, 5.14, Sections 6.1, 6.2, 6.5, 6.7, 6.8, 6.9, 6.10, Article XI and Article XII.

Recitals

A.           Each of the Stockholders listed on Exhibit A owns the number of shares of the Company's common stock, no par value per share ("Common Stock"), set forth opposite his, her or its name on Exhibit A, with the shares of Common Stock, set forth on Exhibit A being referred to herein as the "Shares".  The Shares constitute all of the issued and outstanding capital stock of the Company.

C.           Subject to the terms and conditions of this Agreement, Buyer desires to purchase, and each of the Stockholders desire to sell his, her or its Shares for a pro rata share of the Purchase Price (as defined below), all as more particularly set forth below.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Agreement hereby agree as follows:

ARTICLE I

SALE OF STOCK; CLOSING

1.1          Stock Purchase Transaction.  On the basis of the representations, warranties, covenants and agreements, and subject to the satisfaction or waiver of the conditions set forth herein, each Stockholder shall sell to Buyer, and Buyer shall purchase such Shares from each such Stockholder (the "Stock Purchase Transaction"); provided, that as a result of the consummation of the Stock Purchase Transaction, Buyer shall acquire all of the issued and outstanding capital stock of the Company.

1.2          Purchase Price.  The purchase price ("Purchase Price") for the Shares shall be $6.5965 per Share, not to exceed an aggregate Purchase Price for all Shares of Six Million Dollars ($6,000,000), of which, Five Million Dollars ($5,000,000) shall be paid in U.S. Currency (the “Cash Purchase Price”) at Closing and One Million Dollars ($1,000,000) shall be paid in 1,333,333 shares of restricted common stock of Buyer (the “Purchase Shares”) at Closing, but which Purchase Shares shall be subject to adjustments in the event of any indemnification claim payment(s) or third party claim payment(s) pursuant to Article IX.  Subject to the foregoing, Buyer will pay to each Stockholder a portion of the Cash Purchase Price equal to the number of Shares owned by such Stockholder as set forth on Exhibit A, multiplied by $5.4971 per share, as set forth in Section 1.5 of this Agreement.

1.3          Time and Place of Closing.  The Closing shall take place on the Closing Date at 10:00 a.m., local time, at the offices of the Company at 100 Ross Road, Suite 150, King of Prussia, Pennsylvania 19406.

1.4          The Closing.  At the Closing, Buyer shall consummate the Stock Purchase Transaction by paying the amounts due to each Stockholder, less the amount to be deposited into escrow pursuant to Section 1.5, by wire transfer of immediately available funds in accordance with wire transfer instructions provided by each Stockholder prior to the Closing, or alternatively by delivery at Closing of a cashier’s check, in either case upon delivery to Buyer of the Shares to be sold in the Stock Purchase Transaction by such Stockholder pursuant to Section 1.1 and 1.2.

1.5          Escrow.  At and as of the Closing, Stockholder shall deposit the Purchase Shares as a hold back (the "Escrow Amount") with the Escrow Agent which shall be paid to the Stockholders in one (1) or more installments, subject to the indemnification obligations of the Stockholders as set forth in this Agreement.  The Escrow Amount shall be held by the Escrow Agent under the Escrow Agreement pursuant to the terms thereof.  The Escrow Amount shall be held as a trust fund and shall not be subject to any Lien and Encumbrance, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed, together with any interest accrued on Escrow Amount, solely for the purposes and in accordance with the terms of the Escrow Agreement.

ARTICLE II

REPRESENTATIONS, WARRANTIES AND RELEASES OF AND
REGARDING THE STOCKHOLDERS

Each of the Stockholders, severally and jointly, represents and warrants to Buyer that the statements contained in this Article II are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).  For purposes of this Article II, the phrase "to the knowledge of each Stockholder", “to the best knowledge of each Stockholder”, “has no knowledge”, “known to each Stockholder” or any phrase of similar import shall be deemed to refer to the actual knowledge of Michael Novakovic on behalf of the Stockholders after a commercially reasonable investigation of the factual basis or lack thereof of any representations and warranties of the Stockholders set forth in this Article II:

2.1          Authorization; Enforceability.  Such Stockholder has the capacity to execute and deliver this Agreement and to perform his, her or its obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by such Stockholder, and, assuming the due execution hereof by Buyer, this Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).  Such Stockholder is the lawful owner, of record and beneficially, of the Shares being sold, transferred, conveyed and assigned by him, her or it pursuant to this Agreement and has good and marketable title to the Shares, free and clear of any Liens and Encumbrances whatsoever and with no restrictions on the voting rights and other incidents of record and beneficial ownership pertaining thereto.  There are no agreements between such Stockholder and any other person with respect to voting of, or any other matters pertaining to, the Stockholder’s Shares.  Such Stockholder owns no capital stock of the Company other than the Shares set forth by such Stockholder's name on Exhibit A.  Upon consummation of the transactions contemplated hereby, such Stockholder will deliver to Buyer good title to the Shares owned by such Stockholder free and clear of any Liens and Encumbrances.  There are no other Shares issued and outstanding other than Shares set forth and described in Exhibit A hereto.

2.2          Conflicts.  Neither the execution, delivery and performance of this Agreement by such Stockholder nor the consummation of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof will (i) materially conflict with, or result in any material violations of, or cause a material default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration or any obligations contained in any contract material to the Stock Purchase Transaction to which such Stockholder is a party, or by which such Stockholder or any of his, her or its properties may be bound or (ii), to the Knowledge of each Stockholder, violate any law applicable to such Stockholder or any of his, her or its properties which would, individually or in the aggregate, which would prevent such Stockholder from consummating the transactions contemplated hereby.

2.3          Permits; Consents. No consent or approval of or by, or any notification of or filing with, any Person with whom the Stockholder has an agreement is required in connection with the execution, delivery and performance by such Stockholder of this Agreement or the consummation by such Stockholder of the transactions contemplated hereby, the failure to obtain which would result in a Material Adverse Effect upon the Company, Buyer or the Stock Purchase Transaction.

2.4          Brokers; Finders.  No Stockholder has employed, and is not subject to any valid claim of, any broker, finder, consultant or other intermediary in connection with the Stock Purchase Transaction who might be entitled to a fee or commission in connection with such transaction.  Unless agreed upon in writing between Buyer and Stockholder, each Stockholder is solely responsible for any payment, fee or commission that may be due to any broker, finder, consultant or other intermediary employed by such Stockholder in connection with the Stock Purchase Transaction.

2.5          Investment Representations.

(a) Each Stockholder understands that the Purchase Shares have not been registered under the Securities Act, and that the certificates and instruments representing the Purchase Shares will bear restricted legends.

(b) Each Stockholder has experience in evaluating and investing in securities of private companies and is capable of evaluating the merits and risks of his, her or its investment in the Purchase Shares and has the capacity to protect his, her or its own interests.

(c) Each Stockholder is acquiring the Purchase Shares for his, her or its own account for investment only, and not with a view towards their distribution or resale.

(d) Each Stockholder agrees that the Purchase Shares may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act except pursuant to an exemption from such registration available thereunder, and without compliance with foreign securities laws, in each case, to the extent applicable.

(e) Each Stockholder confirms that the Company has made available to the Stockholders the opportunity to perform due diligence with respect to Buyer and its business and its future prospects, including the opportunity to ask questions of the officers and management employees of Buyer and to acquire information about the business and financial condition of the business of Buyer prior to Closing.

(f) Each Stockholder has complied with all laws and regulations, including securities laws, applicable to him, her or it in connection with the acquisition of the Purchase Shares contemplated hereby, non-compliance with which would result in a Material Adverse Effect.

(g) Each Stockholder, individually or with the assistance of his, her or its investment advisor, attorney or accountant, has the ability to evaluate the merits and risks of acquiring the Shares.  Each Stockholder has evaluated the merits and risks of acquiring the Purchase Shares, has concluded that such acquisition is in his, her or its best interests, and is not relying on the advice or guidance of Buyer in respect of his, her or its decision to acquire the Shares pursuant to the terms of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

The Company represents and warrants that, except as set forth in the separate disclosure schedule (the "Disclosure Schedule"), the statements contained in this Article III are true and correct as of the date of this Agreement and will be true and correct as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties will be true and correct as of such date).  The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Article III.  The disclosures in any section or subsection of the Disclosure Schedule shall qualify only the corresponding section or subsection in this Article III.  For purposes of this Article III, the phrase "to the knowledge of the Company", “to the best knowledge of the Company”, “has no knowledge”, “known to the Company” or any phrase of similar import shall be deemed to refer to the actual knowledge of Michael Novakovic on behalf of the Company after a commercially reasonable investigation of the factual basis or lack thereof of any representations and warranties of the Company; provided that in respect of Sections 3.3(e) and 3.8(a) of this Article III, the representations and warranties shall refer to the actual knowledge of Michael Novakovic without any duty to investigate the factual basis or lack thereof.

3.1          Organization, Qualification and Corporate Power.  The Company is a corporation or other entity duly organized, validly existing and in corporate and Tax good standing under the laws of its jurisdiction of organization.  Except as set forth in Section 3.1 of the Disclosure Schedule, the Company is duly qualified to conduct business and is in corporate and Tax good standing under the laws of each jurisdiction in which the nature of its businesses or the ownership or leasing of its properties requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a material adverse effect on the business, operations or financial condition of the Company, as the case may be.  Except as set forth in Section 3.1 of the Disclosure Schedule, to the knowledge of the Company, the Company has all requisite corporate power and authority to carry on the businesses in which it is engaged and to own and use the properties owned and used by it.  The Company has all the requisite corporate power and authority to enter into this Agreement, and this Agreement has been duly and validly executed and delivered by the Company for the limited purpose set forth on page 1 hereof, and, assuming the due execution hereof by Buyer and Stockholders holding one hundred percent (100%) of the Shares, this Agreement is the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

3.2          Other Ownership.  The Company does not, directly or indirectly, have any direct or indirect equity participation or similar interest in any corporation, partnership, limited liability company, joint venture, trust or other business association or entity.

3.3          Conflicts; Consents.  Except as set forth in Section 3.3 of the Disclosure Schedule, neither the execution and delivery by the Company of this Agreement, nor the consummation by it of the transactions contemplated under this Agreement on its part to be performed and/or observed, will (a) conflict with or violate any provision of the charter or by-laws of the Company, (b) require any notice to or filing with, or any permit, authorization, consent or approval of, any governmental entity, (c) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of obligations under, create in any party the right to terminate, modify or cancel, or require any notice, consent or waiver under, any contract or instrument to which the Company is a party or by which it is bound or to which any of its assets is subject, except for (i) any conflict, breach, default, acceleration, termination, modification or cancellation which, individually or in the aggregate, would not have a Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby or (ii) any notice, consent or waiver the absence of which, individually or in the aggregate, would not have a Material Adverse Effect and would not adversely affect the consummation of the transactions contemplated hereby, (d) result in the imposition of any security interest upon any assets of the Company or (e) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company or any of its properties or assets, the violation of which would have a Material Adverse Effect in respect of the Business or the Company.

3.4          Capitalization; Structure.  The authorized capital stock of the Company consists of 2,000,000 shares of common stock, no par value per share, of which 909,565 shares are currently issued and outstanding.  All of the issued and outstanding shares of the Company's capital stock, including without limitation the Shares, are validly issued, fully paid and nonassessable and to the knowledge of the Company are held by the persons set forth on Exhibit A.  All of the outstanding shares of capital stock or other equity interests of the Company has been validly issued and is fully paid and is free and clear of any Liens and Encumbrances, and there are no outstanding options, warrants or other rights of any kind to acquire, or obligations to issue, shares of capital stock of any class of, or other equity interests in, the Company.  The Company has no obligation or liability to pay any dividend as of the date hereof to any Stockholder.

3.5          Absence of Certain Changes.  Except as disclosed in Section 3.5 of the Disclosure Schedule, since February 28, 2007:

(a) the Company has not had any physical damage, destruction or loss that would, after taking into account any insurance recoveries payable in respect thereof, have a Material Adverse Effect;

(b) the Company has not declared, set aside or paid any dividends on or made any other distribution in respect of any of its capital stock, or repurchased, redeemed or otherwise acquired any shares of its capital stock;

(c) the Company has not, except in the ordinary course of business, sold, transferred, licensed, pledged, mortgaged or otherwise disposed of tangible or intangible assets with an aggregate fair market value of greater than $10,000;

(d) the Company has not amended its charter or bylaws;

(e) the Company has not acquired or agreed to acquire by merging or consolidating with, or by purchasing any material portion of the capital stock or assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof;

(f) the Company has not suffered any change or changes, which, individually or in the aggregate, have had or would have, a Material Adverse Effect;

(g) the Company has paid not, discharged, or satisfied any liabilities other than the payment, discharge or satisfaction of liabilities in the ordinary and usual course of business;

(h) the Company has not granted any increase in the compensation of officers, directors or employees (other than documented, scheduled, normal increases to non-officer employees in the ordinary and usual course of business);

(i) the Company has not made any change in any method of accounting or accounting practice or any change in depreciation or amortization policies or rates previously adopted;

(j) the Company has not paid, lent or advanced any amount to, or sold, transferred or leased any of the Company's assets to, or entered into any agreement or arrangement with, any Affiliate, except for directors’ fees, and employment compensation to officers in the ordinary and usual course of business; and

(k) the Company has not made capital expenditures or commitments therefor exceeding, in the aggregate, $10,000.

3.6          Financial Statements.  The audited consolidated Balance Sheets and statements of income, changes in stockholders’ equity and cash flows of the Company for the past two (2) fiscal years ending August 31, 2005 and August 31, 2006 respectively and the unaudited consolidated statements of income, changes in stockholders’ equity and cash flows of the Company for each full month from the August 31,2006 audited statements until the Closing Date are attached as Section 3.6 to the Disclosure Schedule (collectively the "Financial Statements").  Except as set forth in Sections 3.6 of the Disclosure Schedule, the Financial Statements present fairly in all material respects the consolidated financial position, results of operations and cash flows of the Company for the periods, or as of the dates, set forth therein and were prepared in conformity with GAAP, consistently applied.  The Company has in place adequate controls and procedures to allow management to prepare the Financial Statements which accurately and to the best Knowledge of the Company reflect the financial condition of the Company.

3.7	Tax Matters.

(a) Except as set forth in Sections 3.7 of the Disclosure Schedule, the Company has properly filed on a timely basis all Tax Returns that it was required to file, and all such Tax Returns were true, correct and complete in all respects.  The Company has not been a member of a group of corporations with which it has filed (or been required to file) consolidated, combined or unitary Tax Returns.  The Company has paid on a timely basis all Taxes that were due and payable.  The unpaid Taxes of the Company for tax periods through the Balance Sheet Date do not exceed the accruals and reserves for Taxes (excluding accruals and reserves for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Most Recent Balance Sheet.  The Company (i) has not, to the knowledge of the Company, any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any person other than the Stockholders, nor (ii) is a party to or bound by any Tax indemnity, Tax sharing, Tax allocation or similar agreement.  All Taxes that the Company is required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate governmental entity.

(b) The Company has made available to Buyer for inspection (i) complete and, to the Knowledge of Company, correct copies of all Tax Returns of the Company, as identified in Section 3.7 (b)(i) of the Disclosure Schedule, relating to Taxes for the Company’s fiscal years 2002 through 2006 and (ii) complete and correct copies of all private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by or agreed to by or on behalf of the Company, and relating to Taxes for all taxable periods for which the statute of limitations has not yet expired.  The federal income Tax Returns of the Company have not been audited by the Internal Revenue Service or any other relevant government entity.  No examination or audit of any Tax Return of the Company by any governmental entity is currently in progress or, to the knowledge of the Company, threatened or contemplated.  The Company has not been informed by any jurisdiction that the jurisdiction believes that the Company was required to file any Tax Return that was not filed.  The Company has not (i) knowingly waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed, or (iii) executed or filed any power of attorney with any Taxing Authority.

(c) There are no adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or the corresponding foreign, state or local Tax laws) that are required to be taken into account by the Company in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

3.8	Compliance with Laws; Permits.

(a) Except as set forth in Section 3.8(a) of the Disclosure Schedule, the conduct of the business of the Company complies with all statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto, except for violations or failures so to comply, if any, that would not reasonably be expected to have a Material Adverse Effect.

(b) Except as set forth in Section 3.8(b) of the Disclosure Schedule, the Company possess or has been granted all governmental licenses, permits, franchises and other authorizations of any federal, state, local or foreign national or local governmental authority, except where the failure to so possess or have been granted would not reasonably be expected to have a Material Adverse Effect (the "Licenses").  All Licenses are in full force and effect, except for those whose failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect.  To the knowledge of the Company, as of the date hereof, no proceeding is pending or threatened seeking the revocation or limitation of any License the revocation or limitation of which would reasonably be expected to have a Material Adverse Effect.

3.9	Intellectual Property.

(a) Section 3.9(a) of the Disclosure Schedule lists (i) each patent, patent application, trade secret, copyright registration or application therefor, mask work registration or application therefor, and trademark, service mark and domain name registration or application therefor owned by, assigned to or licensed by the Company and used in its business and operations.

(b) The Company, directly or indirectly, owns or has the right to use all Intellectual Property necessary to operate its business.  The Company has taken all reasonable measures to protect the proprietary nature of each item of its Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses.  No other person or entity has any rights to any of the Company's Intellectual Property (except pursuant to agreements or licenses specified in Section 3.9(d) of the Disclosure Schedule), and, to the knowledge of the Company, no other person or entity is infringing, violating or misappropriating any of the Company's Intellectual Property.

(c) To the knowledge of the Company, none of the Company's products or services, or the marketing, distribution, provision or use thereof, infringes or violates, or constitutes a misappropriation of, any Intellectual Property rights of any person or entity.  Section 3.9(c) of the Disclosure Schedule lists any complaint, claim or notice, or written threat thereof, received by the Company alleging any such infringement, violation or misappropriation; and the Company has provided to Buyer complete and accurate copies of all written documentation in the possession of the Company relating to any such complaint, claim, notice or threat.  The Company has provided to Buyer complete and accurate copies of all written documentation in the Company’s possession relating to claims or disputes known to the Company or the Stockholders concerning any of the Company's Intellectual Property.

(d) Section 3.9(d) of the Disclosure Schedule identifies each license or other agreement pursuant to which the Company has licensed, distributed or otherwise granted any rights to any third party with respect to, any of the Company's Intellectual Property (numbers, letters or pseudonyms may be used when setting forth the identities of licensees in Section 3.9(d) of the Disclosure Schedule, which at Closing will be replaced by the Company with actual names of licensees).  Except as described in Section 3.9(d) of the Disclosure Schedule, the Company has not agreed to indemnify any person or entity against any infringement, violation or misappropriation of any Intellectual Property rights with respect to any of the Company's products or services.

(e) Section 3.9(e) of the Disclosure Schedule identifies each item of Intellectual Property used by the Company in its business that is owned by a third party, and the license or agreement pursuant to which the Company uses it (excluding off-the-shelf software programs licensed by the Company pursuant to "shrink wrap" licenses).

(f) Except as set forth in Section 3.9 (f) of the Disclosure Schedule, all of the copyrightable materials (including software) incorporated in or bundled with the Company's products or services have been created by employees of the Company within the scope of their employment by the Company or by independent contractors of the Company who have executed agreements dated prior to the Closing Date expressly assigning all right, title and interest in such copyrightable materials to the Company.  No portion of such copyrightable materials was jointly developed with any third party.

3.10        Tangible Properties and Necessary Assets.  With the exception of tangible properties disposed of in the ordinary course of operation of the Business since the latest date of the Balance Sheet, the Company has, and at the Closing will directly or indirectly have, good title to all tangible properties necessary for the operation of the Business as presently conducted, or holds such tangible properties by valid and existing lease or license.  All tangible property in active use by the Business is in good working order, ordinary wear and tear excepted, except to the extent that any failure would not reasonably be expected to have a Material Adverse Effect.

3.11        Title to Assets.  The Company, directly or indirectly, is the true and lawful owner, and has good title to, all of the assets currently used in the operation of the Business, free and clear of all Security Interests, except as set forth in Sections 3.11 of the Disclosure Schedule.

3.12        Litigation.  Except as set forth in Sections 3.12 of the Disclosure Schedule, there is no action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator which has been threatened in writing or to the knowledge of the Company is pending and which (a) seeks either damages in excess of $10,000 or equitable relief or (b) in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or which could have a Material Adverse Effect.  There are no unsatisfied judgments, orders or decrees outstanding with respect to the Business against the Company.

3.13        Brokers and Finders.  Except as disclosed in Disclosure Schedule 3.13, the Company has not employed, and is not subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement.  Other than those disclosed in Disclosure Schedule 3.13, the Stockholders, and not the Company, shall be solely responsible for any payment, fee or commission that may be due to any broker, finder, consultant or other intermediary employed by the Company in connection with the transactions contemplated hereby.

3.14	Employee Benefit Plans.

(a) Section 3.14(a) of the Disclosure Schedule lists all material compensation and benefit plans, contracts and arrangements maintained by, sponsored or participated in by the Company (other than routine administrative procedures or government-required programs) in effect as of the date hereof including, without limitation, all pension, profit-sharing, savings and thrift, bonus, incentive or deferred compensation, severance pay and medial and life insurance plans in which any current or former employees of the Company participate (collectively, "Employee Benefit Plans").  Except as set forth in Section 3.14(a) of the Disclosure Schedule, each Employee Benefit Plan relating to the Business is solely sponsored or maintained by the Company.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, all Employee Benefit Plans in which the employees of the Company and which are "employee benefit plans," as defined in Section 3(3) of ERISA, in all material respects are in compliance with and have been administered in accordance with their terms and in compliance with all applicable requirements of law, including, but not limited to, the Code and ERISA, and all contributions required to be made to each such plan by or on behalf of the Company under the terms of such plan, ERISA or the Code prior to the date hereof and the Closing Date have been or will be, as the case may be, made or accrued.

(c) Except as set forth in Section 3.14(c) of the Disclosure Schedule, the Company is not required to contribute to, or during the five-year period ending on the Closing Date will have been required to contribute to, any "multiemployer plan," as such term is defined in Section 4001(a)(3) or ERISA.

(d) Except as otherwise set forth in Section 3.14(d) of the Disclosure Schedule or as would not reasonably be expected to have a Material Adverse Effect, each Employee Benefit Plan has been maintained in all material respects in accordance with its terms and with all legal requirements applicable thereto and is funded and/or book reserved for in accordance with applicable laws.

(e) Except as set forth in Section 3.14(e) of the Disclosure Schedule:

(i)           each Employee Benefit Plan, if intended to be "qualified" within the meaning of Section 401(a) of the Code, has been determined by the Internal Revenue Service to be so qualified and the related trusts have been determined to be exempt from tax under Section 501(a) of the Code and, to the Company's and the Stockholders' Knowledge, nothing has occurred that has or could reasonably be expected to affect adversely in a material manner such qualification or exemption;

(ii)           neither the Company nor any of its ERISA Affiliates nor any other "disqualified Person" or "party in interest" (as such terms are defined in Section 4975 of the Code and Section 3(14) of ERISA, respectively) with respect to an Employee Benefit Plan has breached the fiduciary rules of ERISA or engaged in a prohibited transaction that could subject the Company or any of its ERISA Affiliates to any material Tax or penalty imposed under Section 4975 of the Code or Section 502(i), (j) or (l) of ERISA; and

(iii)          except as set forth on Section 3.14(e)(iii) of the Disclosure Schedule or as may be required under laws of general application, none of the Employee Benefit Plans obligates the Company to provide any employee or former employee, or their spouses, family members or beneficiaries, any post-employment or post-retirement health or life insurance, accident or other "welfare-type" benefits.

3.15	Contracts.

(a)  The books and records of the Company contain copies of all quotes to all potential customers for all products and services offered by the Company during the last three (3) fiscal years.  Section 3.15(a) of the Disclosure Schedule sets forth the aggregate revenue from each customer which is a Qualified Account in any of  the last three (3) fiscal years.  Except as set forth in Section 3.15(a) of the Disclosure Schedule, no current major customers of the Company have canceled or terminated their contracts, or notified the Company of their intent to cancel or terminate their contract or business relationship (numbers, letters or pseudonyms may be used when setting forth the identities of customers in Section 3.15(a) of the Disclosure Schedule, which at Closing will be replaced by the Company with actual names of customers).

(b) Section 3.15(b) of the Disclosure Schedule contains a complete list of all suppliers of the Company who within the past 12 months have invoiced the Company for $20,000 or more, including the types of products and/or services provided by each such supplier (numbers, letters or pseudonyms may be used when setting forth the identities of suppliers in Section 3.15(b) of the Disclosure Schedule, which at Closing will be replaced by the Company with actual names of suppliers).

(c) Section 3.15(c) of the Disclosure Schedule sets forth a list of all of the currently effective written contracts or material binding oral agreements known to the Company, excluding customer contracts, (the "Contracts") to which the Company is a party, of the following types (numbers, letters or pseudonyms may be used when setting forth the identities of parties to Contracts in Section 3.15(c) of the Disclosure Schedule, which at Closing will be replaced by the Company with actual names of the parties to the Contracts):

(i)           Employment agreements and any offers of employment outstanding;

(ii)	Royalty agreements;

(iii)	Consulting agreements;

(iv)          Agreements or commitments for capital expenditures or the acquisition by purchase or lease of fixed assets providing for payments in excess of $10,000 individually or in the aggregate;

(v)           Agreements for the purchase, lease or other transfer of any services, products, materials or supplies in excess of $10,000 individually or in the aggregate;

(vi)          Joint venture or partnership agreements with any other entity;

(vii)         Non-competition or similar agreements which prevent the Company or any of its employees from competing with any Person;

(viii)        Confidentiality or employee non-solicitation agreements with any other Person;

(ix)          Agreements relating to the research or development by the Company for others or by others for the Company;

(x)           Agreements for the long-term borrowing or long-term lending of money (including capitalized leases);

(xi)          Agreements for the short-term borrowing or short-term lending of money; and

(xii)         Any Contract, not listed in other Schedules to this Agreement, requiring the performance by the Company of any obligation for a period of time extending more than one year from the date of this Agreement or calling for the Company to pay a consideration or incur costs of more than Ten Thousand Dollars ($10,000).

(d) Except as set forth in Section 3.15 (d) of the Disclosure Schedule, the Company has no knowledge of any Contract to which the Company is a party to or bound by which either separately or in the aggregate has resulted or is likely to result in a loss to the Company which would reasonably be expected to have a Material Adverse Effect.

(e) Except as set forth in Section 3.15(e) of the Disclosure Schedule, the Company is not, or to the Company's Knowledge, any other party to any Contract is not, as of the date hereof, in material breach thereof or material default thereunder and there does not exist under any provision thereof, to the Company's Knowledge, any event that, with the giving of notice or the lapse of time or both, would constitute such breach or default, except for such breaches, defaults and events as to which requisite waivers or consents have been or are obtained or which would not reasonably be expected to have a Material Adverse Effect.

(f) True and complete copies of all of the Contracts and instruments referred to above have been delivered to Buyer (numbers, letters or pseudonyms may be used when setting forth the identities of parties to Contracts in Section 3.15(f) of the Disclosure Schedule, which at Closing will be replaced by the Company with actual names of the parties to the Contracts).

3.16        Accounts Receivable. All accounts receivable of the Company reflected on the Most Recent Balance Sheet (other than those paid since such date), are valid receivables and are not, to the Knowledge of the Company, subject to setoffs or counterclaims, and are, to the Knowledge of the Company, collectible in the ordinary course of business of the Company, net of the applicable reserve for bad debts on the Most Recent Balance Sheet.

3.17        Labor Matters.  Except as set forth in Section 3.17 of the Disclosure Schedule, the Company is not a party to any agreement with labor unions or associations representing employees of the Company.  As of the date hereof, no work stoppage against the Company is pending or, to the Company's Knowledge, threatened.  As of the date hereof, the Company is not involved in or, to the Company's Knowledge, threatened with any labor dispute, arbitration, lawsuit or administrative proceeding relating to labor matters involving the employees of the Company (excluding routine claims) that would reasonably be expected to have a Material Adverse Effect.

3.18        Undisclosed Liabilities.  Except as disclosed in Sections 3.18 of the Disclosure Schedule, and except to the extent reflected, reserved against or otherwise disclosed in the Financial Statements, the Company has not, at the Closing Date, any liabilities or obligations that would be required to be reflected on a consolidated Balance Sheet prepared in conformity with GAAP, consistently applied, except for liabilities or obligations of less than $10,000 in aggregate arising in the ordinary course of business and consistent with past practice.

3.19        Relationships With Customers and Suppliers.  Section 3.19 of the Disclosure Schedule sets forth a list of (i) each customer that was a Qualified Account during the last full fiscal year or the interim period through the Balance Sheet Date and the amount of revenues accounted for by such customer during each such period and (ii) each supplier that is the sole or major supplier of any significant product or service to the Business.  Except as disclosed in Section 3.19 of the Disclosure Schedule, no such customer or supplier of the type identified in the previous sentence has expressly stated within the past year that it will stop, or decrease the rate of, buying products or services or supplying products, as applicable, to the Business, the effect of which would reasonably be expected to have a Material Adverse Effect, and to the Company’s Knowledge, there is no reasonable basis to believe any such customer or supplier will after the Closing stop, or decrease the rate of, buying products or services or supplying products, as applicable to the Business, the effect of which would reasonably be expected to have a Material Adverse Effect.  To the Company’s Knowledge, there is no unfilled customer order, agreement or contract obligating the Company to process, manufacture or deliver products or perform services will result in a material loss to the Company upon completion of performance.  To the Company’s Knowledge, no purchase order or commitment of the Company, with respect to the Business, is in excess of normal requirements, or are prices provided therein materially in excess of current market prices for the products or services to be provided thereunder (factual numbers, but generic names may be used when setting forth the Disclosures in this Section, which at Closing will be replaced with factual names by the Company).

3.20        Insurance.  The Company is covered by valid and currently effective insurance policies issued in favor of the Company.  Section 3.20 of the Disclosure Schedule sets forth each insurance policy issued in favor of the Company and for each policy identifies the type and amount of coverage.

3.21        Real Property - Owned or Leased.  Section 3.21 of the Disclosure

Schedule identifies all Real Property and, with respect to the Leased Property, identifies for each such Leased Property the landlord, the monthly rent and the term of the lease applicable to such Leased Property.  With respect to the Real Property, except as set forth in Section 3.21 of the Disclosure Schedule:  (i) to the Knowledge of the Company, no portion thereof is subject to any pending condemnation proceeding or action by any public or quasi-public authority and, to the Company's and the Stockholders' knowledge, there is no threatened condemnation or action with respect thereto, in each case which would affect the use of, or operation of the Business or the Real Property in any material respect and (ii) with respect to the Leased Property, the Company has not sub-leased or assigned its interests purported to be granted by any such lease and each lease is in full force and effect and constitutes a valid and binding obligation of the Company, as applicable.

3.22        Books and Records.  Section 3.22 of the Disclosure Schedule sets forth true and complete copies of all of the minute books of the Company containing records of meetings and other corporate actions taken by the directors and stockholders of the Company.   To the Knowledge of Company, such minute books of the Company do not omit any descriptions of corporate action or resolutions in respect of any material decision, event or transaction.  Section 3.22 of the Disclosure Schedule sets forth a true and complete list, by name, address, employer, and length of service of each of (a) the current executive officers and (b) the current directors of the Company.

3.23        Employees.  Section 3.23 of the Disclosure Schedule contains a list of all employees and consultants (collectively "Employees") of the Company, along with the position and the annual rate of compensation of each such person.  Section 3.23 of the Disclosure Schedule contains a list of all Employees who are a party to a non-competition agreement with the Company, and copies of any such agreements have previously been delivered to Buyer.  Subject to applicable legal and equitable principles limiting enforceability, each such agreement, if any, will continue to be legal, valid, binding and enforceable and in full force and effect immediately following the Closing in accordance with the terms thereof as in effect immediately prior to the Closing.  Except as set forth in Sections 3.23 of the Disclosure Schedule, to the Knowledge of the Company, no key Employee or group of Employees has any plans to terminate employment, is in competition with the Company, or is using Company equipment, assets, customer lists or other Company property for any purpose other than for the benefit of the Company (numbers, letters or pseudonyms may be used when setting forth the identities of employees in Section 3.23 of the Disclosure Schedule, which at Closing will be replaced by the Company with actual names of employees).

3.24	Environmental Matters.

(a)      To the Company’s Knowledge, there are no underground storage tanks present on any Company Facility.

(b)      Schedule 3.24(b) accurately describes all of the Environmental Permits currently held by Company and the Environmental Permits listed on Schedule 3.24(b) are all of the Environmental Permits necessary for the continued conduct of any Hazardous Material Activity of Company as such activities are currently being conducted.

(c)      Except as set forth in Section 3.24(c) of the Disclosure Schedule, the Company has not transferred or released Hazardous Materials to any Disposal Sites and no action or proceeding exists or, to the Company’s Knowledge, is threatened, against Company with respect to any transfer or release of Hazardous Materials to a Disposal Site.

(d)      The Company has delivered to Buyer or made available for inspection by Buyer any records concerning the Hazardous Materials Activities of Company and all environmental audits and environmental assessments of any Company Facility conducted at the request of, or otherwise available to, Shareholders or Company.

(e)      To the Company’s Knowledge, the Company has never conducted any Hazardous Material Activity in violation of any applicable Environmental Law which could result in a Material Adverse Effect.

(f)       No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s Knowledge, threatened concerning or relating to any Environmental Permit or any Hazardous Materials Activity of Company.

3.25        Warranties.  Except as set forth in Section 3.25 of the Disclosure Schedule, no product or service manufactured, sold, leased, licensed or delivered by the Company is subject to any guaranty, warranty, right of return, right of credit or other indemnity other than (a) applicable standard terms and conditions set forth in Section 3.25 of the Disclosure Schedule, and (b) manufacturers’ warranties for which the Company has any liability.  Section 3.25 of the Disclosure Schedule sets forth the aggregate expenses incurred by the Company in fulfilling its obligations under guaranty, warranty, right of return and indemnity provisions during each of the fiscal years and the interim period covered by the Financial Statements; and the Company does not know of any reason why such expenses should significantly increase as a percentage of sales in the future, to the extent any such increase would reasonably be expected to result in a Material Adverse Effect.

3.26        Product Liability.  Except as set forth in Section 3.26 of the Disclosure Schedule, the Company has no knowledge of any defects in any of the Company's products, including without limitation, software, hardware, equipment and/or products heretofore or currently being distributed or sold by the Company, which would have a Material Adverse Effect.

3.27        Questionable Payments; Affiliate Transactions.  Except as set forth in Section 3.27 of the Disclosure Schedule, the Company is not a party to any contract or agreement with (a) any of its Affiliates, (b) any of its directors or officers or (c) any Affiliate of its officers or directors, except in each case for contracts or agreements entered into with terms no less favorable to the Company than would be obtained from a Person not an Affiliate of such Person.

3.28        Supplementation of Disclosure Schedule.  The Company may supplement the Disclosure Schedule and deliver such Disclosure Schedule (as so supplemented, the "Supplemental Schedule") to Buyer two (2) days prior to the Closing Date solely for the purposes of updating disclosures made therein to reflect matters or transactions permissible hereunder occurring after the date hereof and on or prior to the Closing Date; provided, however, that the Company shall not be entitled to update the Disclosure Schedule to reflect any matter or transaction that would violate any provision of this Agreement or any matter or transaction that would have a Material Adverse Effect.

3.29        Disclosure.  No representation or warranty by the Company contained in this Agreement, and no statement contained in the Disclosure Schedule or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.  Within two (2) days prior to the Closing Date, the Company shall have delivered to Buyer true, complete and correct copies of all information relating to the Company or the Business or the transactions contemplated by this Agreement reasonably requested by Buyer and which is in possession of or under control of the Company.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby represents and warrants to each Stockholder as follows:

4.1          Incorporation; Authorization.  Buyer is a corporation, duly organized validly existing and in good standing under the laws of the State of Delaware.  Buyer has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement, the performance of Buyer's obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other proceedings or actions on the part of Buyer are necessary therefor.  This Agreement has been duly executed and delivered by Buyer, and, assuming the due execution hereof by the Company and by each of the Stockholders, this Agreement constitutes the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to the effect of bankruptcy, insolvency, involuntary reorganization, liquidation, dissolution, moratorium or other similar laws relating to or affecting the rights of creditors generally and to the effect of the application of general principles of equity (regardless of whether considered in proceedings at law or in equity).

4.2          Conflicts; Consents.  Neither the execution, delivery and performance of this Agreement by Buyer nor the consummation by Buyer of the transactions contemplated under this Agreement will (i) conflict with or violate any provision of the charter or operating agreement of Buyer, (ii) require any notice to or filing with, or any permit, authorization, consent or approval of, any governmental entity, (iii) violate any provision of, or be an event that is (or with the passage of time will result in) a violation of, or result in the acceleration of or entitle any party to accelerate (whether after the giving of notice or lapse of time or both) any obligation under, or result in the imposition of any Lien or Encumbrance upon any of Buyer's assets or properties pursuant to, any Lien or Encumbrance, lease, agreement, instrument, order, arbitration award, judgment or decree to which Buyer is a party or by which Buyer is bound, or (iv) violate or conflict with any other material restriction of any kind or character to which Buyer is subject, that, in the case of clauses (iii) and (iv), would, individually or in the aggregate, have a Material Adverse Effect on the ability of Buyer to consummate the transactions contemplated hereby.  Except as specified in Section 4.2 of the Disclosure Schedule, no permit, order, authorization, consent or approval of or by, or any notification of or filing with, any Person (governmental or private) is required in connection with the execution, delivery and performance by Buyer of this Agreement or the consummation by Buyer of the transactions contemplated hereby.

4.3          Brokers, Finders, Etc.  Buyer has not employed, and is not subject to the valid claim of, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement.  Buyer is solely responsible for any payment, fee or commission that may be due to any broker, finder, consultant or other intermediary employed by Buyer in connection with the transactions contemplated hereby.

ARTICLE V

COVENANTS

5.1	Communication and Notification.

(a) Prior to the Closing Date, neither Buyer nor its representatives shall contact any of the Employees (unless such is also a Stockholder), customers or suppliers of the Company, in connection with the transactions contemplated hereby, whether in person or by telephone, mail or other means of communication, without the specific prior written authorization of the Company (as authorized by the Chairman of the Board of Directors or the President of the Company), which authorization shall not be unreasonably withheld.

(b) Any information provided to Buyer or its representatives pursuant to this Agreement shall be held by Buyer and its representatives in accordance with, and shall be subject to the terms of, the Mutual Nondisclosure Agreement, dated May 18, 2007, by and between the Company and Buyer, which is hereby incorporated in this Agreement as though fully set forth herein.

(c) Buyer agrees to (i) hold all of the books and records of the Company existing on the Closing Date and not to destroy or dispose of any thereof for a period of seven (7) years from the Closing Date and thereafter, if it desires to destroy or dispose of such books and records, to offer first in writing at least ten (10) Business Days prior to such destruction or disposition to surrender them to the Stockholders and (ii) for one (1) year following the Closing Date to afford the Stockholders and their accountants and legal counsel, during normal business hours, upon reasonable request, full access to such books, records and other data and to the employees of the Company to the extent that such access may be requested for any purpose related to the enforcement of the Stockholders' rights hereunder at no cost to the Stockholders (other than for reasonable out-of-pocket expenses).

5.2          Reasonable Efforts; Obtaining Consents.  Subject to the terms and conditions herein provided, the Stockholders, the Company and Buyer each agree to use their reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, as promptly as practicable, the transactions contemplated by this Agreement and to cooperate with the other in connection with the foregoing, including using their reasonable efforts (i) to obtain all necessary waivers, consents and approvals from other parties to material loan agreements, leases and other contracts, (ii) to obtain all consents, approvals and authorizations that are required to be obtained under any federal, state, local or foreign law or regulation, (iii) to lift or rescind any injunction or restraining order or other order materially adversely affecting the ability of the parties hereto to consummate the transactions contemplated hereby, (iv) to effect all necessary registrations and filings including, but not limited to, filings and submissions of information requested or required by any domestic or foreign government or governmental or multinational authority, and (v) to fulfill all conditions to this Agreement.  The Stockholders, the Company and Buyer further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would materially adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use their respective reasonable efforts to prevent the entry, enactment or promulgation thereof, as the case may be.  In no event, however, shall any Stockholder, the Company or Buyer be obligated to pay any money to any Person or to offer or grant other financial or other accommodations to any person in connection with its obligations under this Section 5.2.  Notwithstanding anything contained in this Section 5.2 to the contrary, the Company’s obligations hereunder are further limited by (i) the provisions and disclaimers of the Disclosure Schedule, and (ii) the provisions of this Agreement to which the Company is bound as provided in the first paragraph of this Agreement.

5.3          Further Assurances.  Each Stockholder and Buyer agree that, from time to time, whether before, at or after the Closing Date, each of them will execute and deliver such further instruments of conveyance and transfer and each Stockholder, the Company and Buyer shall take such other action as may be reasonably necessary to carry out the purposes and intents of this Agreement and the transactions contemplated thereby.

5.4          Conduct of Business.  From the date hereof through the Closing, except as disclosed on Section 5.4 of the Disclosure Schedule, or otherwise provided for in, or contemplated by, this Agreement, the Stockholders and the Company covenant and agree that:

(a) the Company shall operate the Business in its ordinary and usual course in all material respects in accordance with past practices;

(b) the Company shall not issue, sell or agree to issue or sell (i) any shares of its capital stock, or (ii) any securities convertible into, or options with respect to, or warrants to purchase or rights to subscribe for, any shares of its capital stock;

(c) except as contemplated by this Agreement, the Company shall not amend its articles of incorporation or by-laws (or other charter documents) in any material respect;

(d) except in the ordinary course of business or as required by law or by contractual obligations or other understandings or arrangements existing on the date hereof, the Company shall not (i) increase in any manner the base compensation of, or enter into any new bonus or incentive agreement or arrangement with, any of its directors, officers or other employees; (ii) pay or agree to pay any new pension, retirement allowance or other employee benefit to any such director, officer or employee, whether past or present; (iii) enter into any new or amend in any way a previous or existing employment, severance, consulting, or other compensation agreement with any director, officer or employee; or (iv) commit itself to any new pension, profit-sharing, deferred compensation, group insurance, severance pay, Employee Benefit Plan, retirement or other employee benefit plan, fund or similar arrangement or amend or commit itself to amend any of such plans, funds or similar arrangements in existence on the date hereof;

(e) the Company shall not:

(i)            except as set forth in Section 5.4(e)(i) of the Disclosure Schedule, sell, transfer or otherwise dispose of any of its assets having a value in excess of $5,000, other than sales in the ordinary course of business consistent with past practice;

(ii)           create any new Lien or Encumbrance on its properties or assets (other than Permitted Liens and Encumbrances);

(iii)          enter into any joint venture, partnership or other similar arrangement;

(iv)          incur any indebtedness for borrowed money of the Company that would be outstanding immediately subsequent to the Closing;

(v)           purchase any assets or securities of any Person having a value in excess of $5,000, except in the ordinary course of business consistent with past practices;

(vi)          enter into any contract (or series of related contracts) other than in the ordinary course of business and consistent with past practice;

(vii)         delay or postpone the payment of accounts payable and other obligations and Liabilities or accelerate the collection of accounts receivable, other than in the ordinary course of business consistent with past custom and practice;

(viii)         enter into any transaction with any of its officers, employees or Affiliates (or any directors, officers or employees of such Affiliate) with terms less favorable to the Company as would be obtained from a Person not an Affiliate of such Persons; or

(ix)           declare or pay a distribution on any equity interests, or redeem or otherwise repurchase any of its equity interests, or issue, deliver, pledge or encumber any additional equity interests or other securities equivalent to, or exchangeable for, equity interests or enter into any contract to do any of the foregoing.

(f) the Company shall not settle any material Tax Audit, make or change any material Tax election or file any amended Tax Return amending a Tax Return in any material respect; and

(g) the Company shall agree to take any action prohibited by this Section 5.4.

Notwithstanding the provisions of this Section 5.4, nothing in this Agreement shall be construed or interpreted to prevent the Company from engaging in any transaction incident to the normal cash management procedures of the Company including, without limitation, the prepayment of any outstanding indebtedness as reflected upon the Most Current Balance Sheet of the Company.

5.5          Preservation of Business.  Subject to the terms and conditions of this Agreement and subject to the provisions and disclaimers of the Disclosure Schedule, prior to Closing, the Company shall use commercially reasonable efforts to preserve the Business intact, to keep available to the Company and Buyer, the services of the employees of the Business, and to preserve its relationship with customers and others having business relations with the Business, in each case in all material respects.

5.6          Public Announcements.  Except as may otherwise be required by applicable law, prior to the Closing, neither the Company, any Stockholder nor Buyer will issue or permit to be issued, any press releases or otherwise make, or permit any agent or Affiliate to make, any public statements with respect to this Agreement and the transactions contemplated hereby. Following the Closing, no public statements shall be made by any Stockholder or any agent or Affiliate of a Stockholder without the prior written consent of the Buyer.

5.7          Non-Solicitation.  If this Agreement is terminated, Buyer will not, for a period of two (2) years thereafter, without the prior written approval of the Company, directly or indirectly, solicit, encourage, entice or induce any person who is an employee of the Company at the date hereof or at any time hereafter that precedes such termination, to terminate his or her employment with the Company; provided, however, that the foregoing restriction shall not apply to any solicitation made by Buyer to the public generally.  Buyer agrees that any remedy at law for any breach by it of this Section 5.7 would be inadequate, and Stockholders, the Company would be entitled to injunctive or other equitable relief in such a case.  If it is ever held that the restriction placed on Buyer by this Section 5.7 is too onerous and is not necessary for the protection of Stockholders, the Company, Buyer agrees that any court of competent jurisdiction may impose lesser restrictions which such court may consider to be necessary or appropriate to properly protect Stockholders, the Company.

5.8          No Shop.  During the period commencing the date hereof to the earlier of the termination of this Agreement or the Closing Date, the Company and the Stockholders shall deal exclusively with Buyer regarding the acquisition of or investment in the Company, whether by way of merger, purchase of capital stock, purchase of assets or otherwise (a "Potential Transaction") and, without the prior written consent of Buyer, the Company and the Stockholders shall not directly or indirectly, (a) solicit, initiate discussions with or engage in negotiations with any Person (whether such negotiations are initiated by the Company, the Stockholders, or otherwise), other than Buyer relating to a Potential Transaction, (b) provide information or documentation with respect to the Company or the Business relating to a Potential Transaction to any Person, other than Buyer or (c) enter into an agreement with any Person, other than Buyer, providing for any Potential Transaction.  If the Company or the Stockholders receive an unsolicited inquiry, offer or proposal relating to any of the above, the Company shall immediately notify Buyer thereof, but shall not entertain the solicitation until the termination of this Agreement.

5.9	Buyer's Obligations for Employee Benefits.

(a) After the Closing Date, subject to the other provisions of this Section 5.9, Buyer agrees that, for a period of two (2) years after the Closing Date, it will use reasonable care to (i) continue in full force and effect all Employee Benefit Plans in accordance with their terms without any reduction of material benefits or other amendment or modification which would be materially adverse to the employees covered thereby, taken as a whole (except to the extent necessary to comply with applicable law); (ii) provide all Employees with severance benefits at least as favorable in the aggregate as those provided to Employees immediately prior to the Closing Date; (iii) provide all Employees with medical and other welfare benefits no less favorable in the aggregate than those provided to Employees immediately prior to the Closing Date; (iv) provide all Employees with a wage and salary program no less favorable in the aggregate than that in place at the Company, as applicable immediately prior to the Closing Date; and (v) provide all Employees with other compensation and benefits no less favorable in the aggregate than the corresponding compensation and benefits provided to Employees immediately prior to the Closing Date; provided that the costs of maintaining the benefits in items (i) and (ii) above will not materially exceed the Company's average annual cost of providing such benefits during the prior two-year period.  In addition, the Company agrees to give Employees service credit for all periods of employment with the Company prior to the Closing Date for purposes of vesting and eligibility (not for pension benefit accruals) under any plan adopted or maintained by the Company in which such employees participate.  The Company agrees to waive any limitations regarding preexisting conditions, and to give full credit for any copayments made and deductibles fully or partially satisfied prior to the Closing Date with respect to Employee Benefit Plans, under any welfare or other employee benefit plans maintained, by the Company in which Employees participate after the Closing.  From and after the Closing Date, the Company shall be solely responsible for all termination and severance benefits, costs, charges and liabilities of any nature incurred with respect to the termination of a Employee on or after the Closing Date, including, without limitation, any claims arising out of or relating to any plant closing, mass layoff or similar event under applicable law occurring on or after the Closing Date provided the termination was not cause by any actions of Stockholders and/or employees prior to the Closing.

(b) The Company shall be responsible for the administration of and shall assume any and all obligations arising under the continuation coverage requirements of Section 4980B of the Code and Part 6 of Title I of ERISA for those plan participants in, and beneficiaries under, the Employee Benefit Plans who are eligible to exercise their rights to such coverage as of or following the Closing Date.

(c) At or promptly after the Closing and subject to applicable securities laws and vesting limitations, Buyer will issue to up to fifteen (15) employees of the Company designated by Michael Novakovic options to purchase or other rights in respect of an aggregate of up to 500,000 shares of Common Stock of Buyer, in such amounts as are reasonable satisfactory to Michael Novakovic.

5.10	Employees.

(a) The Company shall be responsible for providing any notice required, pursuant to the United Sates Federal Worker Adjustment and Retraining Act of 1988, any successor United States federal law, and any applicable plant closing notification law with respect to a layoff or plant closing relating to the Business that occurs as a result of or after the Closing.  The Company shall be responsible for providing any such notice with respect to a layoff or plant closing occurring prior to the Closing.

(b) The Company will permit Employees to carry over and take accrued, but unused, vacation days with pay as set forth in Disclosure Schedule 5.10(b) in accordance with the applicable policies or collective bargaining agreements of the Company as in effect as of the Closing Date.

(c) To the extent necessary to comply with any applicable laws in foreign jurisdictions which safeguard the rights of employees in transfers of undertakings, businesses or parts of businesses (collectively, the "Transfer Laws"), the Company shall comply with its obligations under the Transfer Laws, including any obligations to maintain certain terms and conditions of employment of the Employees to the extent the failure to comply would result in a material obligation being imposed on the Stockholders.

5.11        Transfer Taxes.  All federal, state, local, foreign, and other transfer, sales, use, or similar Taxes applicable to or imposed upon or arising out of the transfer of the Shares or other transactions contemplated by this Agreement shall be paid by the party incurring such Tax.

5.12        Covenant to Supply Information.  From and after the date of this Agreement until the Diligence Termination Date or the earlier termination of this Agreement, except as otherwise consented to in writing by Buyer, the Company shall afford Buyer, its financing sources and their respective advisors, representatives and agents (a) reasonable and customary access to the properties, books, records and executive personnel of the Company, (b) access to the customers of the Company under mutually agreeable circumstances, (c) upon reasonable notice by Buyer and at times and in accordance with procedures to be mutually agreed by the Company and Buyer, the opportunity to make such reasonable inspections of the Company operations and (d) the opportunity to review financial and operating data and other information with respect to the Business.  The Company shall promptly respond to each due diligence request from Buyer and in all events shall deliver due diligence responses which are complete in all material respects to Buyer no later than the Diligence Termination Date.

5.13        Delivery of Subsequent Financial Information.  For each calendar month during 2007 ending prior to the earlier of (a) the Closing Date and (b) the termination of this Agreement, the Company shall prepare and deliver to Buyer, as soon as reasonably practicable consistent with past practices, the unaudited consolidated calendar monthly Balance Sheet of the Company, the unaudited consolidated statement of cash flows of the Company and the unaudited consolidated statement of income of the Company for the fiscal year-to-date period then ended, including any and all footnotes thereto.

5.14        Additional Agreements.  At the Closing, the parties hereto shall execute and deliver any instruments of transfer, assignment or conveyance necessary to consummate the transactions contemplated by this Agreement, including a Consulting Agreement between the Company and Michael Novakovic in form and substance substantially similar to the Consulting Agreement attached hereto as Exhibit D.

5.15        Deposit of Certificates.  Concurrent with the execution of this Agreement, the Stockholders each shall deposit the certificates representing their Shares in escrow with an escrow company in the Philadelphia, PA area, acceptable to both Stockholders and Buyer, pursuant to the terms of an Escrow Agreement, the form of which is attached hereto as Exhibit B.  In the event the Closing does not occur or this Agreement is terminated, such certificates shall be promptly returned to the Stockholders.  Otherwise, Escrow Agent shall deliver such certificates to the Closing for an on behalf of the Stockholders.

ARTICLE VI

CONDITIONS TO BUYER'S OBLIGATION TO CLOSE

Buyer's obligation to consummate the Stock Purchase Transaction shall be subject to the satisfaction on or prior to the Closing Date of all of the following conditions, unless otherwise waived by Buyer:

6.1          Representations, Warranties and Covenants of Stockholders and the Company.  The representations and warranties of the Stockholders and the Company contained in this Agreement shall be true and correct in all material respects to the best knowledge of the Company and the Stockholders on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date except for representations and warranties that speak as of a specific date or time prior to the date hereof (which need only be true and correct in all material respects as of such date or time); the covenants and agreements of each Stockholder and the Company to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects; and Buyer shall have received at the Closing a certificate to that effect (the Company’s certificate shall be subject to the limitations set forth in sub-clause (ii) of the first unnumbered paragraph of Article III) dated the Closing Date and validly executed by each Stockholder and the Company a certificate certifying the organizational documents of the Company and the Board resolutions of the Company approving this Agreement and the transactions contemplated hereby on the Company’s part to be performed and/or observed.

6.2          Filings; Consents; Waiting Periods.  All registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers necessary to consummate the transactions contemplated hereby shall have been filed, made or obtained.

6.3          No Injunction.  At the Closing Date, there shall be no injunction, restraining order or decree of any nature or any proceeding of any court or governmental agency or body of competent jurisdiction that is in effect that restrains or prohibits or could be reasonably expected to restrain or prohibit the consummation of the transactions contemplated hereby.

6.4          Transaction Documents.  Buyer shall have obtained duly executed counterparts of this Agreement and all other documents and agreements to be executed and delivered in connection therewith, each duly executed by the parties thereto other than Buyer.

6.5          Resignation of Directors.  The Board of Directors of the Company shall be reconstituted simultaneously with the Closing.

6.6          Selling Stockholders.  Counterpart signature pages to this Agreement shall have been delivered in a manner or structure that delivers one hundred percent (100%) of the issued and outstanding Shares to Buyer.

6.7          Employee Non-disclosure Agreements.  The Company shall have obtained from each of its Employees listed on Schedule 6.7 hereof, a non-disclosure, non-competition, invention assignment and non-solicitation agreement in a form reasonably acceptable to Buyer.

6.8          2005-2006 Audit.  The Buyer shall have received the Company’s audited financials statements as of August 31, 2006, and August 31, 2005, together with the unqualified audit report thereon, all correspondence between the Company and its independent accountants pertaining to such audit and year to date (through April 30, 2007) compiled financial statements, including the Most Recent Balance Sheet.

6.9          Diligence; Delivery of Documents.  Buyer shall have completed its due diligence investigation of the Company and the Stockholders to its sole satisfaction.

6.10        Deliveries.  At Closing, the Company shall execute and/or deliver to Buyer (except in the case of Section 6.10(c), where the Company shall have an obligation to use its best efforts to deliver to Buyer):

(a)  The minutes and stock transfer books of the Company;

(b)  Resignations from each of the Company’s directors and officers, as may be designated by Buyer;

(c) A waiver of First Horizon Bank of any right to accelerate or declare a default under the terms of the loan documents dated February 15, 2007 between the Company and First Horizon Bank in the original principal amount of $320,000;

(d) Noncompetition Agreement in the form attached hereto as Exhibit C, executed by Michael Novakovic;

(e) Consulting Agreement with Michael Novakovic in the form attached hereto as Exhibit D;

(f) All other certificates, Schedules, Exhibits, and attachments, in completed form, which are required by the provisions of this Agreement on the Company’s part to be performed or observed;

(g) The actual names and/or identities of the customers and other parties previously disclosed by numbers, letters or pseudonyms to Buyer pursuant to Sections 3.15, 3.19, and 3.23;

(h) A true and correct copy of the Company's articles of incorporation and bylaws, all as amended through the Closing Date; and

(i)  Resolutions of the Company's Board of Directors (i) authorizing the Company to make such deliveries and take such actions as are necessary to close the Stock Purchase Transaction, and (ii) certifying the accuracy in all material respects and subject to the provisions and disclaimers set forth in the Disclosure Schedule, of the representations and warranties set forth in Article III above, which resolutions are dated as of the Closing Date.

ARTICLE VII

CONDITIONS TO STOCKHOLDERS' OBLIGATIONS TO CLOSE

Each Stockholder's obligation to consummate the Stock Purchase Transaction shall be subject to the satisfaction on or prior to the Closing Date of all of the following conditions:

7.1          Representations, Warranties and Covenants of Buyer.  The representations and warranties of Buyer in this Agreement shall be true and correct in all material respects on and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such date except for representations and warranties that speak as of a specific date or time prior to the date hereof (which need only be true and correct in all material respects as of such date or time); the covenants and agreements of Buyer to be performed on or before the Closing Date in accordance with this Agreement shall have been duly performed in all material respects; and Michael Novakovic, on behalf of each Stockholder, shall have received at the Closing a certificate to that effect dated the Closing Date and validly executed on behalf of Buyer and a certificate certifying the charter documents of Buyer and resolutions approving this Agreement and the transactions contemplated thereby.

7.2          Filings; Consents; Waiting Periods.  All registrations, filings, applications, notices, consents, approvals, orders, qualifications and waivers necessary to consummate the transactions contemplated hereby shall have been filed, made or obtained.

7.3          No Injunction.  At the Closing Date, there shall be no injunction, restraining order or decree of any nature or any proceeding of any court or governmental agency or body of competent jurisdiction that is in effect or is pending or threatened that restrains or prohibits or could be reasonably expected to prohibit the consummation of the transactions contemplated hereby.

7.4          Transaction Documents.  The Stockholders shall have received duly executed counterparts of this Agreement and all other documents and agreements to be executed and delivered in connection therewith, each duly executed by the parties thereto other than the Company and the Stockholders, including the Consulting Agreement.

ARTICLE VIII

INDEMNIFICATION

8.1          Survival.  All representations, warranties and (except as provided in the following sentence) covenants of the parties contained in this Agreement or in any Disclosure Schedule hereto, or in any certificate, document or other instrument delivered in connection herewith shall terminate and cease to be of further force and effect as of the Closing; provided, however, that the representations and warranties of the Stockholders and the Company contained in Articles II and III (subject to the provisions and disclosures of the Disclosure Schedule) and in Sections 5.4 and 5.5 (collectively, the "Fundamental Representations and Warranties") survive the Closing Date until the Termination Date.  Further, those obligations and covenants that contemplate or may involve actions to be taken or obligations in effect after the Closing shall survive in accordance with their terms.

8.2          Indemnification Generally; Etc.  From and after the Closing Date and prior to the Termination Date each Stockholder, severally and jointly, agrees to indemnify and hold harmless Buyer for his, her or its pro-rata portion of any and all Losses actually suffered, sustained or incurred as a result of:

(a) the inaccuracy or breach of any representation or warranty of such Stockholder contained in Article II of this Agreement; or

(b) the breach of any agreement or covenant of such Stockholder contained in this Agreement or the breach of any agreement or covenant of the Company contained in Sections 5.4 or 5.5 of this Agreement; or

(c) the inaccuracy or breach of any representation or warranty of or by the Company contained in Article III of this Agreement; but only to the extent the losses were not caused by Buyer.

8.3          Limitation on Indemnification.  Anything contained herein to the contrary notwithstanding:

(a) Claims Notice Date.  Buyer shall be indemnified only with respect to claims as to which Buyer has given the Stockholders written notice on or before the Termination Date.

(b) Indemnity Baskets for the Stockholders.  Buyer shall not have the right to be indemnified pursuant to Section 8.2(c) for breaches of representations and warranties unless and until Buyer shall have incurred on a cumulative basis since the Closing Date aggregate Losses from such breaches in an amount exceeding $100,000 (the "Indemnity Threshold"), after which the right to be indemnified shall apply to all of Buyer's Losses.

(c) Indemnity Limitations for the Stockholders.  The pro-rata sum of all Losses pursuant to which indemnification is payable by any Stockholder pursuant to Section 8.2 shall not exceed, for any Stockholder, the fair market value of the Purchase Shares issued to such Stockholder as of the date the Losses are finally determined; provided, however, that there shall be no limitation on the amount of the indemnity obligation of Michael Novakovic in respect of the representations and warranties set forth in the third through seventh sentences of Section 2.1 above.

8.4          Notice and Defense of Third-Party Claims.  The obligations and Liabilities of the Indemnifying Person with respect to Losses resulting from the assertion of any Liability by third parties (each a "Third-Party Claim") shall be subject to the terms and conditions set forth below.

(a) The Indemnified Persons shall promptly give written notice to the Indemnifying Persons of any Third-Party Claim which might give rise to any Loss by the Indemnified Persons, stating the nature and basis of such Third-Party Claim and the amount thereof to the extent known; provided, however, that no delay on the part of the Indemnified Person in notifying any Indemnifying Person shall relieve the Indemnifying Person from any Liability or obligations hereunder unless (and then solely to the extent) the Indemnifying Person thereby is prejudiced by the delay.  Such notice shall be accompanied by copies of all relevant documentation with respect to such Third-Party Claim, including, but not limited to, any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument.

(b) If the Indemnifying Persons acknowledge in a writing delivered to the Indemnified Person that the Indemnifying Persons shall be obligated under the terms of their indemnification obligations hereunder in connection with such Third-Party Claim, then the Indemnifying Persons shall have the right to assume the defense of any Third-Party Claim at their own expense and by their own counsel, which counsel shall be reasonably satisfactory to the Indemnified Persons; provided, however, that the Indemnifying Persons shall not have the right to assume the defense of any Third-Party Claim, notwithstanding the giving of such written acknowledgement, if (i) the Indemnified Persons shall have one or more legal or equitable defenses available to them which are different from or in addition to those available to the Indemnifying Persons, and, in the opinion of the Indemnified Persons, counsel for the Indemnifying Persons could not adequately represent the interests of the Indemnified Persons because such interests could be in conflict with those of the Indemnifying Persons, (ii) such Action is reasonably likely to have an effect on any other matter beyond the scope of the indemnification obligation of the Indemnifying Persons or (iii) the Indemnifying Persons shall not have assumed the defense of the Third-Party Claim in a timely fashion.

(c) If the Indemnifying Persons assume the defense of a Third-Party Claim (under circumstances in which the proviso to Section 8.4(b) is not applicable), the Indemnifying Persons shall be responsible for any legal or other defense costs subsequently incurred by the Indemnified Persons in connection with the defense thereof.  If the Indemnifying Persons do not exercise their right to assume the defense of a Third-Party Claim by giving the written acknowledgement referred to in Section 8.4(b), or are otherwise restricted from so assuming by the proviso to Section 8.4(b), the Indemnifying Persons shall nevertheless be entitled to participate in such defense with their own counsel and at their own expense; and in any such case, the Indemnified Persons may assume the defense of the Third-Party Claim, with counsel which shall be reasonably satisfactory to the Indemnifying Persons, and shall act reasonably and in accordance with their good faith business judgment and shall not effect any settlement without the consent of the Indemnifying Persons, which consent shall not unreasonably be withheld or delayed.

(d) If the Indemnifying Persons exercise their right to assume the defense of a Third-Party Claim, they shall not make any settlement of any claims without obtaining in connection therewith a full release of the Indemnified Persons, in form and substance reasonably satisfactory to the Indemnified Persons.

8.5	Escrow.

(a) At the Closing, the Escrow Amount shall be deposited with a person or an institution selected by Buyer with the reasonable consent of the Stockholders, as escrow agent (the "Escrow Agent"), such deposit to constitute the escrow fund (the "Escrow Fund") and to be governed by the terms set forth herein and in the Escrow Agreement.  The Escrow Fund shall be available to compensate Buyer pursuant to the indemnification obligations of the Stockholders as set forth in Section 8.2; provided, however, that Buyer may recover Losses in excess of the Escrow Amount directly from Michael Novakovic in respect of breaches of any of the representations and warranties set forth in the third through seventh sentences of Section 2.1 above.   The Escrow Fund shall be the initial but not the exclusive recourse of the Buyer in the event the indemnification obligations of Michael Novakovic in respect of breaches of any of the representations and warranties set forth in the third through seventh sentences of Section 2.1 above exceed the amount of the Escrow Fund.

(b) The Escrow Agent shall hold the Escrow Fund (or any then remaining portion thereof), subject to any earlier releases of any portion of the Escrow Fund pursuant to Section 8.5(e) below, in escrow until that date which shall be the earlier of (i) the date on which the Escrow Agent receives instructions to terminate the escrow and distribute the Escrow Fund signed by each of Buyer and the Stockholders, and (ii) the eighteenth (18th) month anniversary of the date of the Closing Date (the "Termination Date"), provided, however, that if such termination is pursuant to clause (ii) above, the Escrow Agent shall continue to hold and not release after the Termination Date all or a portion of the Escrow Fund equal in stated value to the dollar amount of any claim or claims described in any Indemnification Claim Notice that is submitted but not resolved before the Termination Date (such amount being referred to as the "Disputed Claim Amount").

(c) Within three (3) Business Days after the Termination Date (the "Release Date"), the Escrow Agent shall release from escrow to the Stockholders, pro rata, all or any then remaining portion of the Escrow Fund, less the Disputed Claim Amount, if applicable.  The Escrow Agent shall in all events release all of the remaining Escrow Fund (including the Disputed Claim Amount) on or before that date that shall be three (3) months after the Release Date (the "Disputed Claim Release Date") unless on or prior to the Disputed Claim Release Date, the parties to this Agreement (other than the Escrow Agent) shall have (i) resolved any dispute by settlement and provided the Escrow Agent with mutually executed delivery instructions with respect to the portion of the Escrow Fund then held by the Escrow Agent, of (ii) any party shall have commenced a legal action or arbitration to resolve such dispute, in which case the Escrow Agent shall continue to hold any then remaining portion of the Escrow Fund (including the Disputed Claim Amount) until such action or arbitration is concluded.

(d) The Escrow Fund, or any beneficial interest therein, may not be pledged, sold, assigned or transferred, including by operation of law, by any Stockholder or be taken or reached by any legal or equitable process in satisfaction of debt or other liability of any Stockholder, prior to the delivery to the Stockholders of the Escrow Fund by the Escrow Agent as provided herein.

(e) At any time after the Closing, Buyer may give written notice to the Stockholders and Escrow Agent that Buyer claims all or any part of the Escrow Fund in satisfaction of any damages for which Buyer is entitled to be indemnified pursuant to this Agreement (such claim is herein referred to as an "Indemnification Claim" and any such written notice of a claim is hereinafter referred to as an "Indemnification Claim Notice"). The Indemnification Claim Notice shall set forth in reasonable detail: (i) the nature of the Indemnification Claim; and (ii) the amount of the Indemnification Claim (hereinafter referred to as the "Indemnification Claim Amount"). In the event Buyer gives any Indemnification Claim Notice to Escrow Agent, Buyer shall also give such Notice to the Stockholders at the same time such Notice is given to the Escrow Agent.

Within fifteen (15) calendar days following receipt of an Indemnification Claim Notice which specifies the amount of the Indemnification Claim, Escrow Agent shall charge the Escrow Fund for the Indemnification Claim Amount and pay to Buyer the Indemnification Claim Amount unless Escrow Agent receives a written notice from any Stockholder (the “Representative's Notice") objecting to such charge and payment and disputing the Indemnification Claim. The Representative's Notice shall be given to Buyer and Buyer's counsel at the same time the Representative's Notice is given to the Escrow Agent, and shall set forth (i) the amount of the Indemnification Claim Amount in dispute, (ii) the amount of the Indemnification Claim not in dispute, and (iii) in reasonable detail the basis for the dispute.

In the event of such a dispute, the Escrow Agent shall pay to Buyer that portion of the Indemnification Claim Amount which is not in dispute, if any, and Buyer and the Stockholder giving the Representative Notice shall use commercially reasonable efforts to mutually resolve the dispute within ten (10) days of Buyer's receipt of the Representative's Notice. In the event such resolution does not occur within said ten-day time period, the dispute shall be promptly submitted to binding arbitration, conducted in accordance with the Commercial Rules of the American Arbitration Association, to determine which Party is entitled to the disputed portion of the Indemnification Claim Amount; provided, however, that if the disputed amount is greater than $500,000, either Party shall have the option, prior to the commencement of arbitration proceedings, to pursue and obtain resolution of such dispute and determination through litigation. The disputed portion of the Indemnification Claim Amount shall then be paid by the Escrow Agent pursuant to the arbitrators' award or judgment of the court, as the case may be. In resolving such dispute, the arbitrator or the court, as the case may be, shall determine the "prevailing party" for purposes of Section 11.5 below.

Any amount paid to Buyer from the Escrow Fund pursuant to the foregoing provisions of this Agreement shall be deemed a reduction in the Purchase Price.

8.6          Indemnification of Stockholders. After the Closing and prior to the Termination Date, Buyer hereby agrees to indemnify and hold harmless the Stockholders in respect of any Losses actually suffered, sustained or incurred by any resulting from: (a) the inaccuracy or breach of any representation or warranty of Buyer contained in Article IV of this Agreement; (b) the breach of any covenant or agreement on the part of Buyer under this Agreement; or (c) any claims against the Stockholders arising from the conduct of the business of the Company after the Closing Date (but only to the extent that such claim or the basis therefore, including the facts giving rise thereto, (i) did not exist prior to the Closing Date and (ii) was not caused by any Stockholder or any of their respective Affiliates); provided, however, that the Stockholders shall not have the right to be indemnified under Section 8.6(a) and (b) until Losses since the Closing Date exceed the Indemnity Threshold, after which the right to be indemnified shall apply to all losses of the Stockholders.

ARTICLE IX

TERMINATION

9.1          Termination.  This Agreement may be terminated at any time prior to the Closing by:

(a) the mutual consent of the Stockholders and Buyer;

(b) Buyer, if (i) less than one hundred percent (100%) of the Stockholders have not signed and delivered this Agreement to Buyer before June 19, 2007, or (ii) the Company and/or the Stockholders have not delivered complete Disclosure Schedules, due diligence responses, information or materials pursuant to the provisions hereof, on or before the Diligence Termination Date;

(c) either the Stockholders or Buyer, if the Closing has not occurred by the close of business on that date which is fifteen (15) days after the Closing Date, and if the failure to consummate the transactions on or before such date did not result from the failure by the party seeking termination of this Agreement to fulfill any undertaking or commitment provided for herein that is required to be fulfilled by such party prior to the Closing;

(d) Buyer, if any Stockholder or the Company shall have materially breached any representations, warranty or covenant which is not cured within fifteen (15) days after notice from Buyer of such breach (provided that such is capable of being cured);

(e) the Company or any Stockholder, if Buyer shall have materially breached any representation, warranty or covenant which is not cured within fifteen (15) days after notice from the Company or any Stockholder of such breach (provided that (i) such is capable of being cured and (ii) is not the obligation to pay the Purchase Price);

(f) the Stockholders, if Buyer proposes to reduce the consideration to be received by any Stockholder hereunder as a result of any failure of a condition to Buyer's obligations hereunder resulting from any change in the business, results of operations or condition of the Company and within fourteen (14) days after making such proposal Buyer and the Stockholder have failed to reach a mutually agreeable settlement as a result of Buyer's proposal;

(g) either the Stockholders or Buyer, if a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated hereby and such order, decree, ruling or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 9.1(g)  shall have complied with Section 5.2 hereof, and with respect to other matters not covered by Section 5.2 hereof, shall have used all reasonable efforts to remove such injunction, order or decree; or

(h) the Company, if the Closing has not occurred by the close of business on that date which is fifteen (15) days after the Closing Date and in no event later than 30 days from the complete execution date of this Agreement.

9.2          Procedure and Effect of Termination.  In the event of termination of this Agreement by any of the Company, the Stockholders and/or Buyer pursuant to Section 9.1 hereof, written notice thereof shall forthwith be given by the terminating party to the other parties hereto, and this Agreement shall thereupon terminate and become void and have no effect, and the transactions contemplated hereby shall be abandoned without further action by the parties hereto, except that the provisions of Sections 5.1(b) (regarding confidentiality and nondisclosure), 5.6 (Public Announcements), 5.7 (Non-Solicitation) and 11.5 (Expenses; Termination Fee, Liquidated Damages) hereof shall survive the termination of this Agreement; provided, however, that such termination shall not relieve any party hereto of any liability for any breach of this Agreement.  If this Agreement is terminated as provided herein all (i) filings, applications and other submissions made pursuant to this Agreement shall, to the extent practicable, be withdrawn from the agency or other persons to which they were made, and (ii) all information, including, without limitation, documents, papers, books, records, financial statements in any form or medium, provided to Buyer by the Company shall be immediately delivered by Buyer to the Company, together with a certificate executed by a principal of Buyer that it has delivered all such information to the Company..

9.3          Effect of Closing Over Known Unsatisfied Conditions.  No party hereto shall be deemed to have breached any agreement, representation, warranty or covenant if (a) such party shall have notified the other parties hereto in writing, on or prior to the Closing Date, of the breach of, or inaccuracy in, or of any facts or circumstances constituting or resulting in the breach of or inaccuracy in, or modification to, such agreement, representation, warranty or covenant, and (b) such other parties have permitted the Closing to occur; and, for purposes of this Agreement, such other parties are thereby deemed to have waived such breach or inaccuracy; provided, however, that disclosure in and of itself pursuant to this Section 9.3 shall not prejudice the rights of the parties pursuant to Articles VI or VII hereof not to consummate the transactions contemplated by this Agreement.

ARTICLE X

CERTAIN DEFINITIONS

As used in this Agreement the following terms shall have the following respective meanings:

"Action" shall mean any actual action, suit, arbitration, inquiry, proceeding or investigation by or before any court, governmental or other regulatory or administrative agency or commission or arbitral panel.

"Affiliate" or "Affiliates" (and, with a correlative meaning, "Affiliated") shall mean, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such first Person.  As used in this definition, "control" (including, with correlative meanings, "controlled by" and "under common control with") shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

"Agreement" shall have the meaning set forth in the preamble hereto.

"Balance Sheet" or "Balance Sheets" shall mean the audited consolidated balance sheet of the Company as of August 31, 2005 and August 31, 2006 included in the Financial Statements.

"Balance Sheet Date" shall mean the date representing the last calendar full month prior to the Closing Date.

"Business" shall mean the world-wide integrated ceramic metallic coatings applications entities, products and services currently provided by the Company, together with its Intellectual Property.

"Business Day" or "Business Days" means (i) any day that is not a Saturday, Sunday, or legal holiday or (ii) a day on which banks located in Philadelphia, Pennsylvania are obligated to remain open.

“Cash Purchase Price” shall have the meaning set forth in Section 1.2 hereof.

           "Buyer" shall have the meaning set forth in the preamble hereto.

"Closing" shall mean the consummation of the transactions contemplated by Sections 1.1 through 1.5 hereof.

"Closing Date" shall mean (i) the date on which (a) the conditions set forth in Articles VI and VII hereof shall be satisfied or duly waived and (b) which is on or before July 2, 2007, or (ii), if the Stockholders and Buyer mutually agree on a different date, the date upon which they have mutually agreed.

"Code" shall mean the Internal Revenue Code of 1986, as amended, and any successor thereof.

"Common Stock" shall have the meaning set forth in the Recital A hereto.

"Company" shall have the meaning set forth in the preamble hereto.

“Company’s Knowledge” means to the knowledge of any of the Stockholders, owners, officers, employees, consultants or advisors of the Company.

"Contract" or "Contracts" shall have the meaning set forth in Section 3.15(c) hereof.

“Diligence Termination Date” means that date on which Buyer has completed its due diligence investigation of the Company and the Stockholders which shall be that date which is the first to occur of (i) the date Buyer provides notice to the Company that it has completed its due diligence investigation or (ii) one (1) Business Days prior to the Closing Date; provided that the Diligence Termination Date shall be extended, but not beyond July 31, 2007, for each day that the Company or any Stockholder fails to deliver to Buyer complete due diligence responses, information or materials pursuant to Section 5.12 hereof.

"Disclosure Schedule" shall have the meaning set forth in Article II hereof.

"Disputed Claim Amount" shall have the meaning set forth in Section 8.5(b) hereof.

"Disputed Claim Release Date" shall have the meaning set forth in Section 8.5(c) hereof.

"Dividend" shall have the meaning set forth in Section 2.5 hereof.

"Employee" or "Employees" shall have the meaning set forth in Section 3.23 hereof.

"Employee Benefit Plan" or "Employee Benefit Plans" shall have the meaning set forth in Section 3.14 hereof.

“Environmental Law” shall mean all applicable local, state and federal laws, other legal requirements and all common law regulating or relating to the protection of the environment and/or human health and safety from environmental effects or to the generation, management, removal, remediation, emission, discharge, control, processing, use, treatment, storage, disposal, transport, release, recycling, or handling of Hazardous Materials, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act and the Federal Clean Air Act, each as amended, and the regulations promulgated thereunder.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" or "ERISA Affiliates" means, with respect to any Person, any entity that is a member of a "controlled group of corporations" with, or is under "common control" with, or is a member of the same "affiliated service group" with such Person as defined in Section 414(b), 414(c) or 414(m) of the Code.

"Escrow Agent" shall have the meaning set forth in Section 8.5(a) hereof.

"Escrow Agreement" shall mean the form of Escrow Agreement attached hereto as Exhibit B.

"Escrow Amount" shall have the meaning set forth in Section 1.5 hereof.

"Escrow Fund" shall have the meaning set forth in Section 8.5(a) hereof.

"Financial Statements" shall have the meaning set forth in Section 3.6 hereof.

"Fundamental Representations and Warranties" shall have the meaning set forth in Section 8.1 hereof.

"GAAP" shall mean generally accepted accounting principles as used in the United States applied on a basis consistent with the historical policies and practices used by the Company.

“Hazardous Materials” shall mean any flammable material, explosives, radioactive materials, gasoline, petroleum products, asbestos, urea formaldehyde, polychlorinated biphenyls and other hazardous materials, hazardous wastes, hazardous or other toxic substances, or materials as to which Liabilities or standards of conduct may be imposed under the Environmental Laws.

“Indemnification Claim” shall have the meaning set forth in Section 8.5(e) hereof.

“Indemnification Claim Amount” shall have the meaning set forth in Section 8.5(e) hereof.

“Indemnification Claim Notice” shall have the meaning set forth in Section 8.5(e) hereof.

"Indemnified Person" or "Indemnified Persons" means the Persons entitled to indemnification under Article VIII.

"Indemnifying Person" or "Indemnifying Persons" means the Persons obligated to indemnify an Indemnified Person.

"Indemnity Threshold" shall have the meaning set forth in Section 8.3(b) hereof.

"Intellectual Property" shall mean (a) all patents, patent rights, trademarks, trademark registrations, trade names, service marks, service mark registrations, copyrights, inventions, formulas, trade secrets, patent pendings, patents and other similar rights, applications for any of the foregoing, and licenses therefore, in each case used in the Business and (b) all such items that are acquired or developed for use in the Business between the date of this Agreement and the Closing Date, excluding, with respect to clauses (a) and (b), all such items which expire or are withdrawn, abandoned, canceled, transferred or licensed in the ordinary course of business on or prior to the Closing Date in accordance with the terms of this Agreement.

"Leased Property" shall mean any and all real property leased by the Company and used in the Business.

"Liability" or "Liabilities" shall mean any liability or obligation, whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

"Licenses" shall have the meaning set forth in Section 3.8(b) hereof.

"Lien and Encumbrance" or "Liens and Encumbrances" shall mean any security interest, pledge, mortgage, lien, charge, encumbrance, proxy, voting trust or voting agreement.

"Loss" or "Losses" shall mean any and all losses, claims, shortages, damages, liabilities, expenses (including reasonable attorneys' and accountants' and other professionals' fees), assessments, Tax deficiencies and Taxes incurred in connection with the receipt of indemnification payments (including interest or penalties thereon) arising from and actually incurred in connection with any such matter that is the subject of indemnification under Section 8.2. or 8.6, but without regard for any Material Adverse Effect condition or limitation, offset by any Tax benefits actually realized and any insurance or other recoveries obtained against such Losses.

"Material Adverse Effect" shall mean any undisclosed (not disclosed in the Disclosure Schedules) action or condition by a Shareholder, the Company or anyone associated therewith which would cause adverse business, operations or financial conditions of more than $100,000 in expenditures to Buyer after Closing.

"Most Recent Balance Sheet" shall mean the balance sheet of the Company as of April 30, 2007.

"Permitted Liens and Encumbrances" shall mean all Liens and Encumbrances (a) that are set forth on Disclosure Schedule 1 hereto, (b) that are reflected or reserved against in the Balance Sheet, (c) that arise out of Taxes or general or special assessments not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (d) of carriers, warehousemen, mechanics, materialmen and other similar persons or otherwise imposed by law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, (e) that relate to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or (f) Liens and Encumbrances securing indebtedness or other obligations not to exceed $5,000.

"Person" shall mean any individual, firm, corporation, partnership or other entity, and shall include any successor (by merger or otherwise) of such entity.

"Potential Transaction" shall have the meaning set forth in Section 5.8 hereof.

"Purchase Price" shall have the meaning set forth in Schedule 1.2 hereof.

“Purchase Shares” shall have the meaning set forth in Section 1.2 hereof.

“Qualified Account” shall have the meaning given that term in the Consulting Agreement.

"Real Property" shall mean any and all real property owned by the Company and used in the Business.

"Release Date" shall have the meaning set forth in Section 8.5(c) hereof.

“Representative Notice” shall have the meaning set forth in Section 8.5(e) hereof.

“Securities Act” shall mean the Securities Act of 1933, as amended.

"Stockholder" or "Stockholders" shall have the meaning set forth in the preamble hereto.

"Share" or "Shares" shall mean the shares of Common Stock of the Company sold hereunder.

"Stock Purchase Transaction" shall have the meaning set forth in Section 1.1 hereof.

"Subsidiary" or "Subsidiaries" based upon representations from the Stockholders, there are not Subsidiaries of the Company, therefore all such words or phrases have been removed from this Agreement.

"Supplemental Schedule" or "Supplemental Schedules" shall have the meaning set forth in Section 3.28 hereof.

"Tax" or "Taxes" shall mean any and all taxes, charges, fees, levies or other similar assessments or liabilities in the nature of a tax, including, without limitation, income, gross receipts, ad valorem, premium, value-added, net worth, capital stock, capital gains, documentary, recapture, alternative or add-on minimum, disability, estimated, registration, recording, excise, real property, personal property, sales, use, license, lease, service, service use, transfer, withholding, employment, unemployment, insurance, social security, business license, business organization, environmental, workers compensation, payroll, profits, severance, stamp, occupation, windfall profits, customs, duties, franchise and other taxes of any kind whatsoever imposed by the United States of America or any state, local or foreign government, or any agency or political subdivision thereof, and any interest, fines, penalties, assessments or additions to tax imposed with respect to such items or any contest or dispute thereof.

"Tax Audit" shall mean any audit or examination by any Taxing Authority.

"Tax Return" or "Tax Returns" shall mean any and all reports, returns, declarations, or statements relating to Taxes, including any schedule or attachment thereto and any related or supporting workpapers or information with respect to any of the foregoing, including any amendment thereof.

"Taxing Authority" shall mean a Governmental Entity responsible for the imposition or collection of Taxes.

"Termination Date" shall have the meaning set forth in Section 8.5(b) hereof.

"Third-Party Claim" shall have the meaning set forth in Section 8.4 hereof.

"Transfer Laws" shall have the meaning set forth in Section 5.11 hereof.

Any other term specifically defined herein shall have the meaning set forth.

ARTICLE XI

MISCELLANEOUS

11.1        Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party in person, via facsimile, U.S. Mail or by courier.

11.2	Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without reference to the choice of law principles thereof.

(b) The parties hereto irrevocably submit to the jurisdiction of the state or federal courts of the States of Pennsylvania in any Action arising out of or relating to this Agreement, and hereby irrevocably agree that all claims in respect of such Action may be heard and determined in such state or federal court.  The parties hereto irrevocably waive, to the fullest extent they may effectively do so, the defense of an inconvenient forum to the maintenance of such action or proceeding.  The parties further agree, to the extent permitted by law, that final and unappealable judgment against any of them in any action or proceeding contemplated above shall be conclusive and may be enforced in any other jurisdiction within or outside the United States by suit on the judgment, a certified copy of which shall be conclusive evidence of the fact and amount of such judgment.

(c) To the extent any party hereto has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, each of the parties hereto hereby irrevocably waives such immunity in respect of its obligations under this Agreement.

11.3        MUTUAL WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

11.4        Entire Agreement; Third-Party Beneficiaries.  This Agreement (including agreements incorporated herein) and the Schedules hereto contain the entire agreement between the parties with respect to the subject matter hereof and there are no agreements, understandings, representations or warranties between the parties other than those set forth or referred to herein.  This Agreement is not intended to confer upon any Person not a party hereto (and their successors and assigns permitted by Section 11.7 hereof) any rights or remedies hereunder.

11.5        Expenses; Termination Fee, Liquidated Damages.  Except as set forth in this Agreement, whether the Stock Purchase Transaction and the transactions contemplated in connection therewith are or are not consummated, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses; except that the Company shall pay the fees of Buckley Brion Mcguire Morris & Sommer LLP which has acted as counsel to the Company and the Stockholders in an amount not to exceed $35,000.  In the event of any action to enforce the terms of this Agreement, the Confidentiality Agreement described in Section 5.1(b) and all other documents executed and delivered in connection with this Agreement, the prevailing party shall be entitled to all reasonable costs and legal fees incurred, whether prior to or after judgment including on appeal or after remand, provided that no party shall be deemed to be a “prevailing party” for purposes of this Section 11.5 unless, viewed in the entirety of the circumstances, such party has substantially prevailed in the matter, and no party obtaining only de minimis benefits shall be a “prevailing party.”

11.6        Notices.  All notices hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered personally, sent by documented overnight delivery service or, to the extent receipt is confirmed, telecopy, facsimile or other electronic transmission service to the appropriate address or number as set forth below.  Notices to the Company shall be addressed to:

MCC, Inc.
100 Ross Road
King of Prussia, Pennsylvania  19406
Attn:  Michael Novakovic
Facsimile No.:  (610) 265-0110

with a copy to (Michael Novakovic’s Attorney):

Buckley, Brion, Mcguire, Morris & Sommer, LLP
304 North High Street
West Chester, Pennsylvania 19380
Attn:  Stephen Mcguire
Facsimile No.:  (610) 436-8305

or at such other address and to the attention of such other person as Stockholder may designate by written notice to Buyer.  Notices to the Stockholders shall be sent to Michael Novakovic at the following address:

113 North Spring Mill Road
Villanova, Pennsylvania 19085

with a copy to (Michael Novakovic’s Attorney):

Buckley, Brion, Mcguire, Morris & Sommer, LLP
304 North High Street
West Chester, Pennsylvania 19380
Attn:  Stephen Mcguire, Esq.
Facsimile No.:  (610) 436-8305

Notices to Buyer shall be addressed to:

nCoat, Inc.
7237 Pace Drive
P.O. Box 38
Whitsett, NC 27377
Attn:  Paul Clayson or Terry Holmes
Facsimile No.:  336-447-2020

with a copy to:

Durham Jones & Pinegar
111 East Broadway, Suite 900
 Salt Lake City, Utah 84111
Attn:  Jeffrey Jones, Esq.
Facsimile No.:  801-415-3500

or at such other address and to the attention of such other person as Buyer may designate by written notice to the Stockholders.  Such notice shall be deemed to be given when received if delivered personally, or two (2) business days after the date mailed if sent certified or registered mail, return receipt requested, or one (1) day after deposited with a nationally recognized overnight courier service in time for next day delivery, provided such next day is not a Saturday, Sunday or holiday.  Any notice of any change of address shall be given in the manner set forth above.  Whenever the giving of notice is required, the giving of such notice may be waived in writing by the party entitled to receive such notice.

11.7        Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that no party hereto shall assign its rights or delegate its obligations under this Agreement without the express prior written consent of each other party hereto except that each Stockholder may transfer or assign any or all of its rights hereunder to any Affiliate of such Stockholder or any charitable trust, organization group or other entity without the consent of any other party hereto; and provided, further, that Buyer, so long as Buyer remains liable for its obligations hereunder, may transfer any of its rights or obligations hereunder to any of its Affiliates.  In the case of such a transfer or assignment to an Affiliate of any Stockholder, such Affiliate shall be the "Stockholder" for all purposes hereunder.

11.8        Headings; Definitions.  The Section and Article headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.  All references to Sections or Articles contained herein mean Sections or Articles of this Agreement unless otherwise stated.  All defined terms and phrases herein are equally applicable to both the singular and plural forms of such terms.

11.9        Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.  Michael Novakovic, on behalf of the Stockholders, may waive compliance by Buyer or Buyer may waive compliance by the Stockholders with any term or provision of this Agreement on the part of such party to be performed or complied with, but only by an instrument in writing.  The waiver by any party hereto of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

11.10      Interpretation.  It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Schedules is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement.

[signature pages follow]

IN WITNESS WHEREOF, this Stock Purchase Agreement has been signed by or on behalf of each of the parties as of the day first above written.

COMPANY: MCC, INC. By: _________________________________ Name: ______________________________ Title: ________________________________	BUYER: nCOAT, INC. By: _________________________________ Name: ______________________________ Title: ________________________________

STOCKHOLDER: ____________________________________ Michael Novakovic
STOCKHOLDER: ____________________________________ Phebe Novakovic

Exhibit A

Stockholders and Holdings

Exhibit B

ESCROW AGREEMENT

Exhibit C

NONCOMPETITION AND NONDISCLOSURE AGREEMENT

Exhibit D

CONSULTING AGREEMENT